March 27, 2019

Christopher Cashion
Chief Financial Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

       Re: Superior Drilling Products, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           Response letter dated February 12, 2019
           File No. 001-36453

Dear Mr. Cashion:

       We have reviewed your February 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 4, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 5. Related Party Note Receivable, page 47

1. We note your response to prior comment 3 regarding the modifications made to the
       Tronco Energy Corporation loan. Please respond to the following:

           In regards to the modification on June 29, 2014, explain further how the reduction of the interest rate did not cause the loan to be considered a troubled debt restructuring.
           Specifically, your response indicates that the Meier stock pledge of 8,814,860 shares served as adequate compensation for the decrease in interest rate and extension of the loan repayment. However, it is unclear how the stock pledge compensates the
           Company for the substantial reduction in interest rate for the modified contractual
 Christopher Cashion
FirstName LastNameChristopher Cashion
Superior Drilling Products, Inc.
Comapany2019
March 27, NameSuperior Drilling Products, Inc.
Page 2
March 27, 2019 Page 2
FirstName LastName
             period. Provide your analysis for determining that the collateral served as adequate compensation, particularly since the Meier's had already provided guaranties on the loan prior to the modification. Additionally, provide your analysis as to whether you believe the modified interest rate resulted in a market rate of interest for the loan.
             In regards to the modification in November 2015, explain further how the extension of the note and the extended reduction in interest rate did not cause the loan to be considered a troubled debt restructuring. Specifically, explain why the Meiers' salary reduction and lack of a bonus served to offset the concession provided regarding the extension. As part of your response, explain whether there was any contractual documentation linking these actions to the loan modification and provide details quantifying the value of these actions relative to the concession value of the modification.
             In regards to the August 8, 2017 modification, explain further how the extension of the note and the extended reduction in interest rate did not cause the loan to be considered a troubled debt restructuring. Specifically, your response indicates that you received
             530,725 restricted stock units pledged as additional collateral upon the modification in
             2017. However, on page 37 of your 2017 Form 10-K, you state that as part of the sale of real estate to Superior Auto Body, you released 547,000 shares of Meiers' common stock from the collateral for the Tronco note (and the reduction can be seen in the disclosure on page 48 of the 2017 Form 10-K where the shares held in escrow are reduced to 8,267,860, from 8,814,860 in prior periods), so it is unclear how these additional shares serve as additional collateral when there was an overall reduction in the shares held as collateral for the year.


2. We note that the Seconded Amended and Restated Loan Agreement that is dated effective
         August 8, 2017 and filed as Exhibit 10.2 includes Schedule 1.3 that lists the collateral documents for the loan agreement. Explain why this Schedule lists that there are
         8,814,860 shares pledged pursuant to the Security Agreement Pledge when you state on page 37 of your 2017 Form 10-K that you released 547,000 shares of the Meiers' common stock from the collateral in February 2017 upon the sale of real estate to Superior Auto
         Body.
3. Explain the business purpose of the August 8, 2017 modification of the Tronco loan to extend the maturity date an additional 5 years. Specifically, in light of the fact that
         Tronco has no remaining assets, it is unclear why the loan was modified to extend the maturity date and reduced interest rate period rather than execute under the Stock Pledge
         Agreement. Additionally, address the following:

             Tell us what percentage of the Meiers' holdings of the Company's common stock is held in escrow under the Stock Pledge Agreement.
             In light of the substantial percentage of the Meiers' holdings of the Company's common stock that is held in escrow, tell us how you determined that the Company
 Christopher Cashion
Superior Drilling Products, Inc.
March 27, 2019
Page 3
             would execute under its contractual rights under the guaranties. As part of your response, address the fact that this modification represented the longest loan maturity period extension to date (5 years), and was done despite the fact that Tronco Energy
             Corporation has no remaining assets.
4. We note that you continue to recognize interest income on the Tronco loan despite the fact that there have not been any cash payments received for the related interest payments.
         Furthermore, the only collateral remaining for the Tronco loan is the shares and restricted stock units pledged under the Stock Pledge Agreement. Lastly, the Tronco loan continues to be modified with the contractual period extended for several years upon nearing the revised maturity. In light of these factors, tell us how you concluded it was appropriate to continue to recognize interest income on this loan. As part of your response, tell us whether you considered the cost-recovery method for the recognition of interest income, as outlined in ASC 310-10-35-11.
       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



FirstName LastNameChristopher Cashion                          Sincerely,
Comapany NameSuperior Drilling Products, Inc.
                                                               Division of
Corporation Finance
March 27, 2019 Page 3                                          Office of
Natural Resources
FirstName LastName